Cover of Notice of Exempt Solicitation Pursuant to rules 14a-6(g) (1) and 14a-103

August 19, 2019

Name of Registrant: Lamb Weston Holdings, Inc.

Name of person relying on exemption: Trillium Asset Management, LLC

Address of person relying on exemption:

Trillium Asset Management, LLC

Two Financial Center

60 South Street

Suite 1100

Boston, MA

02111

Written materials are submitted pursuant to rules 14a-6(g) (1) and 14a-103 promulgated under the Securities Exchange Act of 1934.

Trillium Asset Management urges shareholders to vote FOR Item #4, the Shareholder Proposal addressing pesticide use disclosure at the Lamb Weston’s Annual Meeting on September 26, 2019.

Dear Lamb Weston Shareholder:

Trillium Asset Management and Green Century Capital Management (the “Proponents”) are writing to urge you to vote for Shareholder Proposal 4 in the 2019 proxy statement of Lamb Weston Holdings, Inc. (hereby referred to as “Lamb Weston” or “the Company”) regarding pesticide use. This document provides a detailed explanation of why we believe shareholders should vote for this proposal. The proposal requests that the Board:

disclose at regular intervals, at reasonable expense and omitting proprietary or privileged information, available quantitative metrics on pesticide use in the company’s supply chain, and how pesticide use impacts pollinators.

Summary

Shifting consumer demand, climate change, agricultural impacts on soil, water, biodiversity and human health, as well as an increase in chemical regulations globally are compelling food companies to adopt sustainable agricultural practices. The definition, measurement and reporting on these practices can vary by company making it difficult for investors to benchmark disclosure and progress. Measuring and reporting on the risks and opportunities associated with pesticide use is an area food companies have just begun to address in public documents.

Lamb Weston is exposed to myriad of pesticide risks in its potato and vegetable supply chains yet currently provides anecdotal evidence regarding its sustainability initiatives and practices to address these risks. In its opposition statement the Board recommends shareholders vote against the proposal arguing that a report expected to be published in 2020 will include “pesticide related practices of our growers” that should better inform investors. The described promise of information regarding pesticide practices is vague. The outcome of our dialogue, as well, did not provide assurances that this information will be meaningful and actionable for investors. Importantly, several peers have reported measures of pesticide use and reduction strategies. Due to these uncertainties, Lamb Weston may not be adequately protecting shareholder value due to a lack of attention to the risks, costs and opportunities associated with pesticide use. Voting FOR this proposal will help ensure that investor useful data will be disclosed in its future sustainability report.

Rationale for a “FOR” Vote

1.)	Pesticide use exposes Lamb Weston to reputational, financial and legal risk associated with adverse impacts to human health, communities and pollinators
2.)	Expanded policy development and reporting by peers present competitive disadvantage

Pesticide use exposes Lamb Weston to reputational, financial and legal risk associated with adverse impacts to human health, communities and pollinators

Lamb Weston is a global supplier of frozen potatoes, sweet potato and vegetable products. Lamb Weston holds equity interests in potato processing joint ventures including Lamb Weston/Meijer which sells frozen potato products principally in Europe which unlike its holding company provides sustainability reporting on its own environmental impacts.1

Potatoes consistently rank in the top “dirty dozen” of fruits and vegetables with heavy pesticide loads, according to government data examined by the Environmental Working Group. 2 According to a U.S. Consumer Reports survey, 86 percent of those surveyed believe it is critical to reduce pesticide exposure3. Mounting consumer concern is evident in Europe as well. A Danish consumer association reported in May, 2019 that three supermarket chains, Coop, Aldi and Lidl now require suppliers to deliver product with pesticide residue levels significantly below legal levels. 4 It is becoming increasingly clear that changing consumer trends around the world are requiring companies to improve measurement and disclosure in differentiating their globally supply chains. Companies including Lamb Weston that are not willing to disclose pesticide metrics may face increased reputational risk and competitive disadvantage.

Additionally, potato growers may be susceptible to heightened reputational, financial and legal risk because of routine application of controversial pesticides notably the herbicide glyphosate (the key ingredient in RoundUp) and neonicotinoids (‘neonics’) a class of insecticide linked to the chronic declines in honeybee and wild pollinator populations.

Glyphosate is classified as a probable human carcinogen by the World Health Organization’s International Agency for Research on Cancer 5 and a known carcinogen by the state of California.6 A wide variety of crops, including potatoes, are sprayed with glyphosate before harvest. 7 Glyphosate use has increased dramatically - from 13.9 million pounds in 1992 to 287 million pounds in 2016 according to estimates by the U.S. Geological Survey. 8

Despite being declared safe and not carcinogenic by the U.S. Environmental Protection Agency and the European Chemicals Agency, lawmakers in several countries have adopted total or partial bans on the chemical. Austrian lawmakers voted in July, 2019 to ban its use. France has pledged to gradually phase out glyphosate and Germany has also proposed a plan for phasing out glyphosate. 9 These actions as well as clear legal liabilities associated with glyphosate as made evident by the thousands of lawsuits filed against its manufacturer highlight the necessity for companies to understand and report on pesticide risk. Moreover, if the US were to ban or significantly restrict glyphosate, companies with strategies in place to phase out glyphosate across their supply chain would be those best competitively position to respond to disruptions. Reporting on current pesticide use is critical to understand the scope of the risk that Lamb Weston faces.

_____________________________

1 https://www.lambweston.eu/news/lamb-weston-meijer-continues-innovate-achieve-sustainability-objectives-2020

2 https://www.ewg.org/foodnews/dirty-dozen.php

3 http://www.consumerreports.org/media-room/press-releases/2015/03/my-entry/

4 https://www.foodnavigator.com/Article/2019/05/03/Danish-supermarkets-react-to-consumer-concern-over-pesticide-residues#

5 https://www.iarc.fr/featured-news/media-centre-iarc-news-glyphosate/

6 https://oehha.ca.gov/proposition-65/crnr/glyphosate-listed-effective-july-7-2017-known-state-california-cause-cancer

7 https://www.ecowatch.com/roundup-cancer-1882187755.html

8 https://water.usgs.gov/nawqa/pnsp/usage/maps/show_map.php?year=2015&map=GLYPHOSATE&hilo=L&disp=Glyphosate

9 https://www.wsj.com/articles/austrian-herbicide-ban-adds-to-problems-for-roundup-owner-bayer-11562087770

Neonics, a neurotoxic pesticide are widely use in potato production. 10 Neonics as well as climate change and habitat loss are identified as key contributors to pollinator losses. Year over year honeybee population losses attracted national attention this past winter when beekeepers reported a 37.7% decline in honeybees. This was the largest loss in more than a decade. 11 At the same time the persistent and toxic properties of neonics are become better understood and are alarming. A 2019 peer reviewed time-lapse assessment of the synthetic pesticide load on agriculture land in the U.S. over 25 years found a 48-fold increase in the toxicity of agriculture for bees and other insects. The research identified neonics to be responsible for 92 percent of that increase. In other words, agricultural land is becoming an increasingly harmful environment for pollinators and other beneficial organisms. Yet, without pollinators the world could lose $600 billion worth of annual agricultural production according to 2019 research published by the Intergovernmental Science-Policy Platform on Biodiversity and Ecosystem Services. (IPBES)12. It is becoming abundantly clear that pesticide use is having a direct impact on the health of our ecosystems, economy, and global food system. Given the growing systemic risks, food manufactures including Lamb Weston need to take a larger role in protecting pollinator health.

Without quantitative metrics on pesticide use investors cannot determine if the initiatives Lamb Weston prescribes to - the Potato Sustainability Initiative and Integrated Pest Management practices described in the Company's opposition statement- are reducing its risk to this controversial herbicide.

Community impacts associated with Pesticide Drift

U.S. EPA notes that “Pesticide spray drift is the movement of pesticide dust or droplets through the air at the time of application or soon after, to any site other than the area intended” and specifically points to pesticide drift as posing health and environmental risks for the communities adjacent to farms, as well as potential economic losses for nearby growers.13

The issue of toxic pesticide drift is a growing concern in potato farming. After detecting drift-prone pesticides linked to cancer near homes next to potato fields farmers, indigenous peoples and other residents formed the ‘Toxic Taters’ coalition to pressure potato growers in Minnesota to reduce pesticide use. 14 While Lamb Weston has avoided reputational harm from incidence of pesticide drift its supplier is base is highly exposed to environmental and social risks associated with pesticide drift. This elevated risk warrants corporate attention (now absent in its current and promised reporting) to pesticide toxicity and use, and drift mitigation efforts in its sustainability reporting.

Expanded policy development and reporting by peers present competitive disadvantage

Food companies are responding to changing consumer preference and demand for improved disclosure of agricultural impacts by tracking pesticide use. These policies and practices are surpassing Lamb Weston’s actions and disclosure, and potentially creating competitive pressure. For example:

_____________________________

10 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC6125405/#CR2

11 https://www.cnn.com/2019/07/08/us/honey-bee-colony-loss-trnd/index.html

12 https://www.ipbes.net/

13 https://www.epa.gov/reducing-pesticide-drift/introduction-pesticide-drift

14 http://midwestpesticideaction.org/hot-potato-pesticide-drift-and-toxic-taters/

1. Unilever’s Sustainable Agriculture Code expects growers to implement IPM principles to reduce pesticide use.[15] In 2012, Unilever began collecting data from farmers including pesticide use metrics, and found that farms implementing IPM programs reported using 1kg less pesticide per ton of crop than those that did not, with no loss in crop yield. 1627

2. Sysco, as part of its Integrated Pest Management Program launched in 2004, encourages suppliers to reduce pesticide use and protect pollinators. The program quantifies the results of such efforts and reports the amounts of pesticides avoided each year. Sysco reported avoiding 5.1 million pounds of pesticides in 2017, and reports on the quantity of pesticides avoided that affect beneficial organisms. 17

3. Costco’s Pollinator Health Policy 18encourages suppliers to phase-out the use of neonics and chlorpyrifos, the latter being a neurotoxic pesticide that while still in use in the U.S. is unlikely to be renewed by the European Food Safety Authority (EFSA) in January.19 .. Costco, earlier this year, confirmed it had removed glyphosate based herbicide, RoundUp from its store shelves sending a signal that taking a precautionary approach was in the best interest of the company its customers, and other stakeholders when a product presented serious environmental and human health concerns and regulatory uncertainty. 20

4.) General Mills details its goals and progress with metrics to reduce pesticides in its supply chain. Through individual efforts and in partnership with third party experts the company is taking a four-prong approach focused on using regenerative agriculture practices and Integrated Pest Management disciplines, expanding organic acreage and promoting pollinator health.21

Conclusion

Lamb Weston states in its opposition statement that it ‘proactively works to source our ingredients in an environmentally responsible manner’ but its opaqueness on pesticide use presents potential reputational, financial and legal risks to investors.

The promise of information regarding pesticide practices is vague and does not provide clear assurance that the information will be meaningful and actionable for investors. Several peers have reported measures of pesticide use and reduction strategies and shown improvements over time. Lamb Weston may not be adequately protecting shareholder value due to a lack of attention to the risks, costs and opportunities associated with pesticide use and associated impacts on pollinator health. Pollinator health has potential material impacts to our entire food system. Voting FOR this proposal will help ensure that investor useful data will be disclosed in its discussed sustainability report.

Please contact Susan Baker at 6178 532-6681 or sbaker@trilliuminvest.com for additional information.

_____________________________

15 https://www.unilever.com/Images/sac-2015_tcm244-427050_en.pdf

16 https://www.unilever.com/sustainable-living/the-sustainable-living-plan/reducing-environmental-impact/sustainable-sourcing/our-approach-to-sustainable-sourcing/our-sustainable-agriculture-programme.html

17 https://csr2018report.sysco.com/Sysco_2018_CSR.pdf

18 https://www.costco.com/wcsstore/CostcoUSBCCatalogAssetStore/Attachment/Pollinator_HealthPolicy_May_2018.pdf

19 https://cen.acs.org/environment/pesticides/safe-exposure-chlorpyrifos-EU-regulators/97/web/2019/08

20 https://www.wsj.com/articles/in-latest-roundup-herbicide-defeat-for-bayer-jury-awards-california-couple-2-billion-11557782148

21 https://www.generalmills.com/en/Responsibility/Sustainability/Pesticides

Susan Baker

Vice President, Shareholder Advocacy

Trillium Asset Management, LLC.

IMPORTANT NOTICE: The cost of this communication is being borne entirely by Trillium Asset Management, LLC. The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. The cost of disseminating the foregoing information to shareholders is being borne entirely by Trillium. Proxy cards will not be accepted by Trillium. To vote your proxy, please follow the instructions on your proxy card. These written materials may be submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues. The reviews expressed are those of the authors and Trillium Asset Management, LLC as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.